

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

David Emery
Chief Executive Officer
Black Hills Power, Inc.
625 Ninth Street
Rapid City, South Dakota 57701

> **Re: Black Hills Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 1-7978**

Dear Mr. Emery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please tell us your basis for omitting the information required by Item 14 of Form 10-K.

Item 8. Financial Statements and Supplementary Data, page 25

Statements of Income, page 28

2.   Please tell us the items and their amounts contributing to the increase in other income during fiscal 2009. In addition, refer to Item 303(a)(3) of Regulation S-K and tell us your consideration of disclosing the reasons for the increase in the other income in management's discussion and analysis of results of operations.

Note 11. Supplemental Cash Flows Information, page 55

3.   Please tell us the nature of the fiscal 2009 non-cash investing and financing transactions with your parent and how these transactions are presented in the financial statements.

Exhibits 31.1 and 31.2 – Certifications

4.   Please revise the introductory language in paragraph 4 to comply with Item 601(b)(31) of Regulation S-K. Similar revisions should be made to the certifications filed in subsequent quarterly reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief